OUR FILE NO. 347684-900200
December 3, 2010

Via EDGAR

Mr. Bryan Pitko

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	SciClone Pharmaceuticals, Inc.

Form 10-K for the year ended December 31, 2009

Definitive Proxy Statement on Schedule 14A filed April 30, 2010

File No. 000-19825

Dear Mr. Pitko:

On behalf of SciClone Pharmaceuticals, Inc. (the “Company” or “SciClone”), we submit the following responses to the comments received in a letter to the Company dated November 18, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for the year ended December 31, 2009 (the “2009 10-K”) , Definitive Proxy Statement on Schedule 14A filed April 30, 2010 (the “2009 Proxy”). The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion that follows each such paragraph is the Company’s response to the Staff’s comments.

Form 10-K for the year ended December 31, 2009

1.	Please amend your 2009 Form 10-K to include the proposed disclosure provided in your letter dated October 15, 2010 in response to prior comment 1, prior comment 3, and prior comment 5 from our initial comment letter date September 21, 2010.

Company Response:

The Company will amend its 2009 10-K to include the proposed disclosures as requested.

Item 1. Business

2.	We note your response to comment 1. Please amend your 2009 Form 10-K to include the proposed disclosure you have provided in response to this comment.

Company Response:

The Company will amend its 2009 10-K to include the proposed disclosures as requested.

DEF14A

Annual Cash Incentives, page 36

3.	We note your response to comment 2. We view the specific performance goals and underlying performance targets for your annual cash incentive plan as material information that should be included in your Compensation Discussion and Analysis disclosure to ensure investors’ understanding of your executive compensation practices. Please amend your 2009 Form 10-K to include the proposed disclosure you have provided in response to this comment.

Company Response

The Company will amend its 2009 10-K to include the proposed disclosures as requested.

Long-Term Cash Incentives, page 37

4.	We note your response to comment 3. Unless you can provide an unqualified confirmation that you will disclose all of the specific annual performance goals and the performance targets for these goals at the end of the performance period, please provide a detailed competitive harm analysis in support of your omission of any performance goals or targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Your analysis should identify the competitively harmful information and demonstrate how the information could be harmful to your company.

Company Response

The Company revises it response to comment 3 in the Staff’s comment letter dated November 2, 2010 to read in full as follows:

When the Company’s Compensation Committee measures the level of achievement of each of the annual performance goals of Dr. Blobel at the end of the three-year performance period, the Company will disclosure the following:

•	The specific annual performance goals for the fiscal years 2009-2011;

•	Any performance targets for the annual performance goals;

•	The level of achievement with regard to each objective; and

•	How the level of achievement affected the amount awarded to Dr. Blobel under the LTIP

If you have any questions regarding the responses to the comments of the Staff or require additional information from SciClone, please contact the undersigned at (415) 836-2510.

Very truly yours,

DLA Piper LLP (US)

Howard Clowes

Partner

HC:atf

cc:	Dr. Friedhelm Blobel, SciClone Pharmaceuticals, Inc.

Gary Titus, SciClone Pharmaceuticals, Inc.